Exhibit (a)(1)(ii)

Stock Option Exchange Program Begins Today

To All Employees,

I am delighted to announce that the voluntary Stock Option Exchange Program (Program) approved by eBay’s stockholders earlier this year opens today. The Program offers a special opportunity for eligible employees — let me give you the highlights.

The Program gives eligible employees a one-time opportunity to realize value from stock option grants that have become significantly “underwater” since they were granted, meaning their exercise price is significantly higher than eBay’s current stock price. The Program generally allows eligible employees to exchange certain stock option grants for restricted stock units (RSUs). Unlike stock options, RSUs have value that you can realize regardless of whether eBay Inc.’s stock price increases or decreases in the future.

This Program is subject to a variety of regulations, which vary by country. Most eligible employees will receive RSUs in exchange for certain stock option grants. However, in China, Estonia, Germany, Ireland, the Netherlands, South Korea, Switzerland, the U.K. and the U.S., an eligible employee will receive cash payments in exchange for his or her eligible options if that employee would otherwise receive less than 100 RSUs in exchange for all of his or her eligible stock options. In Canada, eligible employees will receive new stock options in exchange for their eligible options.

Only you can decide whether it makes sense for you to participate in the Program. While the decision is entirely yours, we’ve worked to make it as easy as possible for you to understand the Program and have all of the information you need to make a decision that’s right for you.

Visit our Stock Option Exchange Election site at www.eBayStockOptionExchange.com for complete information. This site can be accessed from work or home. Information is also available on iWeb.

There is one important update I’d like to highlight, and that’s the option exchange ratios for the Program. These ratios determine how many options you need to exchange for one RSU. Due to the increase in our stock price since I first announced this Program back in March, these exchange ratios have improved significantly compared to the illustrative option exchange ratios that we described in our proxy statement in March 2009. While the average option exchange ratio was 18.2 options to one RSU in our illustrative March option exchange ratios, the average option exchange ratio under the Program is now 8.0 options to one RSU. The actual exchange ratios will vary depending on the type of eligible option grant and its terms.

The decision of whether or not to participate in the Stock Option Exchange Program is an important one, with many things to consider based on your own personal circumstances, so I encourage you not to put it off. If you choose to participate, you must make your election by 9:00 p.m. PDT on September 11, 2009.

Our company’s success comes from the contributions you make each and every day, and we strive to reward your efforts by enabling you to share in the long-term growth of our company. I’m excited to offer our employees this special opportunity to participate in our Stock Option Exchange Program. Again, I encourage you to carefully evaluate the Program and whether it’s right for you.

John Donahoe